Exhibit a(22)
ARTICLES OF AMENDMENT
VALIC COMPANY I
     VALIC Company I, a Maryland corporation, registered as an open-end investment company under the Investment Company Act of 1940, as amended, having its principal office in Baltimore City, Maryland (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
     FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article IV of the Restated Articles of Incorporation of the Corporation, the Board of Directors has approved the change of name of the Corporation to AIG Retirement Company I from VALIC Company I. Any reference to the former name in the Charter shall be changed to the new name as specified.
     This Amendment is limited to a change of name expressly provided by §2-605 of the Maryland General Corporation Law, and is made without action by stockholders.
     SECOND: The amendment to the Restated Articles of Incorporation of the Corporation herein made was duly approved by vote of a majority of the entire Board of Directors at a meeting duly convened and held on February 28, 2008; and that at the time of the approval by the Directors, there were no shares of stock of the Corporation entitled to vote on the matter.
     THIRD: These Articles of Amendment shall become effective on the 1st day of May 2008.
     We the undersigned Vice President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

ATTEST:	VALIC COMPANY I

/s/ NORI L. GABERT Nori L. Gabert	By:	/s/ EVELYN M. CURRAN Evelyn M. Curran
Chief Legal Officer, Vice President & Secretary		President
VALIC Company I
2929 Allen Parkway
Houston, Texas 77019